Exhibit 99.2

TORM plc Second Quarter and Half Year Report 2019

”TORM’s results in the first half of 2019 reflect the Company’s strong operating performance relative to its peers and our focus on maintaining efficient operations and a low cost base. Our profit before tax of USD 28.7m in the first half of 2019 represented the strongest half-year result in three years, and we are pleased to be able to generate a profit also in the second quarter of year that has been negatively impacted by an unusually high and prolonged refinery maintenance period,“ says Executive Director Jacob Meldgaard and adds: “We believe the IMO 2020 regulation will drive increased demand for product tankers and that TORM is well positioned to take advantage of these new market dynamics.”

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EBITDA for the second quarter of 2019 was USD 40.6m (2018, same period: USD 29.4m). The profit before tax amounted to USD 5.2m (2018, same period: loss of USD 8.6m). Cash flow from operating activities was positive at USD 37.6m in the second quarter of 2019 (2018, same period: USD 25.1m), and earnings per share (EPS) was 7 cents (2018, same period: loss per share of 12 cents). Return on Invested Capital (RoIC) was 3.9% (2018, same period: 0.1%).

EBITDA for the half year ended 30 June 2019 was USD 102.1m (2018, same period: USD 66.7m). The profit before tax for the first six months of 2019 amounted to USD 28.7m (2018, same period: loss of USD 7.5m). Cash flow from operating activities was positive with USD 93.0m in the first six months of 2019 (2018, same period: USD 43.0m), and earnings per share (EPS) was 38 cents (2018, same period: loss per share of 12 cents). Return on Invested Capital (RoIC) was 6.2% (2018, same period: 1.2%).
The Board of Directors has considered the Company’s options and believes that at this time the continued modernization of the fleet through newbuildings, purchase of modern second-hand tonnage and scrubber installations will provide for the optimal capital allocation.
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In the second quarter of 2019, TORM achieved TCE rates of USD/day 15,405 (2018, same period: USD/day 12,944). The product tanker freight rates started the first quarter of 2019 at strong levels, last seen in 2016, before softening throughout the quarter as spring refinery maintenance gained pace. Refinery maintenance in the second quarter was particularly pronounced, and coupled with a series of unplanned outages, the volume of global refinery capacity that was offline was 23% higher than during the same period last year.

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During the second quarter of 2019, TORM has purchased four modern 2011-built MR vessels for a total consideration of USD 83m. The vessels are expected to be delivered during August 2019. To finance the purchase and to support TORM’s solid capital structure, TORM has entered into six sale and leaseback transactions, which are expected to be executed during the third quarter of 2019. The transactions cover:

•	Four recently purchased 2011-built MR vessels providing proceeds of USD 66m. The transaction is with a Chinese counterpart and includes a purchase obligation in 2025
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The MR vessels TORM Torino and TORM Titan (both 2016-built) are providing total proceeds of USD 52m, and in connection with the transactions, USD 18m of the existing debt will be repaid. The transactions are with two separate Japanese counterparts and include a purchase obligation in 2024 for TORM Torino and in 2026 for TORM Titan

TORM also took delivery of two MR newbuildings during the second quarter of 2019, sold the MR vessel TORM Gunhild (built in 1999) for a consideration of USD 6m and repaid debt of USD 4m in connection with the vessel sale. The vessel has been delivered to the new owners. After the quarter ended on 30 June 2019, TORM has taken delivery of one MR newbuilding and sold two additional vessels, the MR vessel TORM San Jacinto (built in 2002) and the Handy vessel TORM Saone (built in 2004), for a total consideration of USD 16m. TORM will repay debt of USD 9m in connection with the vessel sales and expects to deliver the vessels to the new owners during the third quarter of 2019.
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As of 30 June 2019, 11% of the remaining total earning days in 2019 were covered at an average rate of USD/day 15,197. As of 12 August 2019, 60% of the total earning days in the third quarter of 2019 were covered at USD/day 13,636. 31% of the total earning days in the second half of 2019 were covered at USD/day 13,738.

Announcement no. 14 / 15 August 2019	TORM plc Second Quarter and Half Year Report 2019	Page 1 of 3

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The implementation deadline for the IMO 2020 sulfur regulation is approaching, and the shipping industry has to comply with the new regulation either by reducing sulfur emissions with scrubbers or by using compliant fuels. TORM’s joint venture ME Production China, a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International (GSI), which is part of the China State Shipbuilding Corporation Group, has provided us with the flexibility to make timely decisions on retrofit installations as we developed our compliance strategy. With close to half of the fleet being retrofitted with scrubbers and half of the fleet using compliant fuels, TORM has a balanced approach to the new regulation. We have developed customized schedules for the vessels that will be using compliant fuels from 1 January 2020. As of 15 August 2019, TORM has conducted six scrubber installations, and by 1 January 2020, 28 out of 34 scheduled installations are expected to be finalized, with the remaining six consisting of three newbuilding deliveries and three retrofit installations.

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Mr. Kim Balle has been appointed Chief Financial Officer (CFO) of TORM A/S. Mr. Balle has a background from the financial sector where he held a position as Head of Corporate Banking in Danske Bank. In addition, Mr. Balle has been Group CFO in DLG and currently holds a position as Group CFO in the private equity-owned CASA A/S. Mr. Balle will take up the position as CFO of TORM on 1 December 2019. In addition, TORM has appointed Ms. Annette Malm Justad as Board Observer. Ms. Justad has significant managerial experience and has previously served as CEO of Eitzen Maritime Services. Ms. Justad currently holds several director positions including Chairman of American Shipping Company ASA and Board member of Awilco LNG. As Board Observer, Ms. Justad will attend the Board meetings from August 2019.

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As of 30 June 2019, TORM’s available liquidity was USD 366.9m consisting of USD 106.4m in cash, USD 214.6m in undrawn credit facilities and USD 45.9m in undrawn credit facilities subject to documentation. This excludes the estimated impact of USD 99.0m from the six sale and leaseback transactions to be concluded in Q3 2019. As of 30 June 2019, net interest-bearing debt amounted to USD 622.7m, and TORM's net loan-to-value (LTV) ratio was 51%.

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Based on broker valuations as of 30 June 2019, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 897m corresponding to a NAV/share of USD 12.1 or DKK 79.8. TORM’s book equity amounted to USD 864m as of 30 June 2019 corresponding to a book equity/share of USD 11.7 or DKK 76.9. During the second quarter of 2019, TORM has upon request from certain warrantholders cancelled 10,089 warrants. TORM now has 4,701,864 warrants outstanding.

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Based on broker valuations, TORM’s fleet including newbuildings and recently purchased second-hand vessels had a market value of USD 1,735.6m as of 30 June 2019. Compared to broker valuations as of 31 March 2019, the market value of the fleet increased by USD 75m (~5%), when adjusted for sold and purchased vessels. The book value of TORM’s fleet was USD 1,471.6m as of 30 June 2019 excluding outstanding installments on newbuildings of USD 271.4m. The outstanding installments include payments for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 32.5m for retrofit scrubber installations. As of 30 June 2019, TORM’s order book stood at 11 vessels, including seven newbuildings – two LR1 and five MR vessels – and four MR second-hand vessels. The newbuildings are expected to be delivered in 2019 and the first quarter of 2020.

Announcement no. 14 / 15 August 2019	TORM plc Second Quarter and Half Year Report 2019	Page 2 of 3

CONFERENCE CALL
TORM will today be hosting a conference call for investors and financial analysts at 9:00 am Eastern Time / 3:00 pm Central European Time. If you wish to listen to the call, please dial +45 3272 8042 (+1 631 510 7495 for USA connections) at least 10 minutes prior to the start of the call to ensure connection and use 5147297 as conference ID. The presentation can be downloaded from https://investors.torm.com/.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Morten Agdrup, IR, tel.: +45 3917 9249	London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 14 / 15 August 2019	TORM plc Second Quarter and Half Year Report 2019	Page 3 of 3